FILED BY DAVITA INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: HealthCare Partners Holdings, LLC

DAVITA EXCHANGE ACT FILE NO.: 001-14106

Frequently Asked Questions about the

DaVita/HCP Merger for Option Holders

Dear Option Holder,

Below are DaVita/HCP questions we have received since June 14 and their respective answers.

Please continue to let us know via Questions@healthcarepartners.com if you have further questions.

What will be the financial impact to option holders once the acquisition is completed?

Dr. Margolis sent all HCP Option Holders a letter on June 27, 2012, via email to HealthCare Partners email addresses. The letter contained more detailed information on the specifics of the financial transaction.

What are the agreed upon metrics/benchmarks for the 2012 and 2013 earn-out?

As additional merger consideration, a total of up to $275,000,000 in cash will be payable to the HCP members and holders of HCP Options subject to the HCP business achieving its 2012 and 2013 EBITDA targets.

Beyond the top ten HCP leaders who signed employment agreements, will DaVita offer long-term stock options to HCP Directors and above?

DaVita HealthCare Partners will have a long-term incentive plan for senior leaders that will likely involve a combination of cash and equity tied to long-term business targets. The exact details of this plan are not yet finalized.

Additional Information about the Proposed Transaction and Where to Find It:

In connection with the Merger, DaVita intends to file with the SEC a Registration Statement on Form S-4 to register the DaVita Common Stock issuable in the Merger. Investors and security holders are urged to read the S-4 and any other relevant documents to be filed with the SEC because they will contain important information about DaVita and HCP and the proposed transaction. Investors and security holders may obtain a free copy of the S-4 and other documents when filed by DaVita with the SEC at www.sec.gov or www.davita.com.